VIA EDGAR

July 11, 2014

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Iradimed Corporation
Registration Statement on Form S-1
File No. 333-196875

Ladies and Gentlemen:

Roth Capital Partners, LLC as representative for Monarch Capital Group (the “Underwriters”) respectfully joins the request of Iradimed Corporation (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-196875, as amended, to 4:30 pm Eastern time on Tuesday, July 15, 2014, or as soon thereafter as practicable.

In addition, the Underwriters hereby provide the Staff with supplemental information regarding the distribution of the preliminary prospectus dated July 9, 2014 as filed with the Commission on July 9, 2014.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus:  July 9, 2014

(ii) Dates of distribution:  July 9, 2014 to July 11, 2014

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished:  9

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue:  approximately 557

In addition to the foregoing, the undersigned (x) distributed on July 9, 2014, an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets

For itself and as the Representative

of the several Underwriters.

cc:                                Mary Beth Breslin, Securities and Exchange Commission

Brian Soares, Securities and Exchange Commission

Michael J. Kinkelaar, Esq., Procopio, Cory, Hargreaves & Savitch LLP

Leib Orlanski, Esq., K&L Gates LLP

Anh Q. Tran, Esq., K&L Gates LLP